

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 21, 2009

John M. Stephens
Senior Vice President and Chief Financial Officer
Standard Pacific Corp.
26 Technology Drive
Irvine, CA 92618-2338

> **Re:** **Standard Pacific Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-10959**

Dear Mr. Stephens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 1. Business, page 1
Strategy, page 1

1.   In future filings, please provide a context for your "Strategy" discussion by disclosing the market conditions that have prompted you to develop your strategy.

Competitive Conditions in the Business, page 4

2.	We note your cross-reference to your competition risk factor and the disclosure set forth in that risk factor. Notwithstanding this disclosure, in future filings please expand your "Business" section disclosure about the competitive conditions in your business. In doing so, you may wish to identify your principal competitors and address the impact of current market conditions on competition, including disruptions in the credit and mortgage markets. In addition, you may wish to treat separately the competitive conditions applicable to each of your homebuilding and financial services segments, as the issues faced by each segment may not overlap completely. Please refer to Item 101(c)(1)(x) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 17
Liquidity and Capital Resources, page 29
Joint Venture Loans, page 33

3.	We note that you have used corporate funds to satisfy previously unanticipated obligations associated with your joint ventures. With a view toward disclosure, please tell us how much you have expended on such obligations, both in the aggregate and on a per category basis (based on the bulleted list of payment categories on page 33).

Availability of Additional Liquidity, page 34

4.	We note your disclosure that a further weakening of your financial condition or strength could, among other consequences, result in a credit rating downgrade. In future filings, please disclose the recent trends in your credit ratings. In addition, to the extent such trends have the potential to affect your business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner, please revise your risk factor disclosure accordingly.

Item 8. Financial Statements and Supplementary Data, page 51
Note 12. Stockholders' Equity, page 75

5.	We note your disclosures related to the issuance of senior preferred stock and its subsequent conversion into series B preferred stock. Please explain to us, and revise future filings to clarify, the conversion terms of each preferred series into your common stock, when those conversion terms were determined, and if/how the conversion terms changed when the senior preferred stock was converted into series B preferred stock. To the extent applicable, please address if the conversion terms of each preferred series resulted in a beneficial conversion feature and explain how that benefit was accounted for.

Note 15. Commitments and Contingencies, page 78
Restructuring Costs, page 81

6.   We note you initiated a restructuring plan during 2008. Please revise future
        filings to provide all the disclosures required by paragraph 20 of SFAS 146,
        including the total expected costs to be incurred, a roll-forward of the
        restructuring liability balances, and the reportable segments impacted.

7.   Please revise future filings to discuss your restructuring activities in
        Management's Discussion and Analysis. Disclose the specific steps management
        is taking under each restructuring initiative, the current status of progress, the
        estimated completion date, the projected future costs to complete, and the
        anticipated cost savings, including when those savings are expected to occur.

Note 22. Supplemental Guarantor Information, page 89

8.   We note the Non-Guarantor Subsidiaries generated minimal revenues during the
        periods presented, yet reflect significant positive cash flows from operations in
        2007 and 2008. Based on changes noted in their balance sheets, it is not clear to
        us how these positive cash flows were generated. It is also not clear to us if you
        misclassified changes in inter-company receivables/payables in operating cash
        flows rather than financing cash flows during those periods. Please explain to us
        how you believe your current presentation complies with SFAS 95 or tell us how
        you intend to revise it in future filings. In addition, please revise Management's
        Discussion and Analysis in future filings to address the reasons for and the
        potential implications of the accumulation of cash by the non-guarantor
        subsidiaries.

Exhibit 23.1

9.   In future filings, please revise the consent of your independent registered public
        accounting firm to include a conformed signature. Please refer to Rule 302 of
        Regulation S-T.

DEFINITIVE PROXY STATEMENT FILED APRIL 2, 2009

Director Compensation, page 17
2008 Non-Employee Director Compensation, page 17

10.   In future filings, please disclose in a footnote to the table the aggregate number of
        stock awards outstanding at fiscal year end. Please refer to the Instruction to Item
        402(k)(2)(iii) and (iv) of Regulation S-K.

Compensation Discussion and Analysis, page 18
Compensation Philosophy and Objectives, page 18

11.   We note that one of the overall objectives of your compensation program is to "support [y]our business strategy through a "pay for performance" philosophy, by providing incentives to [y]our executives to achieve [your] strategic and financial goals." We further note your disclosure that you intend to "de-emphasize annual incentive opportunities" for 2009. In view of this apparent shift in philosophy and objectives, in future filings please disclose how the compensation committee's philosophy for your compensation program are evolving in light of changing economic conditions, your new management team, and any other material factors, and update your disclosure about your compensation objectives and philosophy accordingly.

Procedures for Setting Executive Compensation, page 19

12.   We note that your compensation committee reviewed peer group compensation data during 2008 and that you believe "this data did not have a meaningful impact on the 2009 compensation plans established for [y]our executives." With a view toward future disclosure, please tell us what impact this data had on your compensation decisions for 2008. In doing so, please clarify the extent to which your compensation decisions were derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent any specific elements of compensation were tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

2008 and 2009 Named Executive Officer Compensation, page 20

13.   We note your forward-looking disclosures about base salaries, annual bonuses and performance share awards for 2009. We also note your disclosure on page 20 concerning actual bonus payouts for 2008. You do not, however, disclose how base salaries were set for 2008, what the potential bonus opportunities were for 2008 and how they were established, or how the targets for the 2008 performance share awards were established. With a view toward future disclosure, please provide us with a materially complete analysis addressing how your compensation committee set base salaries for 2008, what the potential bonus opportunities were for 2008 and how your compensation committee established them, and how your

compensation committee established the targets for the 2008 performance share awards.

Annual Bonuses, page 20

14.   With a view toward future disclosure, please tell us how your compensation committee determined the amount of Mr. Peterson's bonus. In doing so, please tell us whether the committee exercised its discretion to award the bonus and what facts and circumstances the committee considered in determining the magnitude of the award.

Estimated Value of Change-In-Control Benefits, page 30

15.   With a view toward future disclosure, please provide us with the tabular disclosure contemplated by Item 402(j) of Regulation S-K for each of your named executive officers that experienced a triggering event during 2008. Please refer to Instruction 4 to Item 402(j) of Regulation S-K.

16.   With a view toward future disclosure, please identify and quantify the individual items that you have aggregated in the "Miscellaneous Benefits" column.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3772 if you have questions regarding the financial statements or related issues, or Dietrich King at (202) 551-3338 with any other questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant